

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2010

<u>By U.S. Mail and Facsimile (702) 382-1759</u>

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
         Amendment No.6 to Registration Statement on Form S-1
         Filed September 21, 2010
         File No. 333-162084

Dear Mr. Gewerter:

    We have reviewed your amended registration statement and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe the amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Information and Risk Factors, page 4</u>

1.   We note that you have not revised your escrow arrangements as requested by prior comment 2 or provided any analysis that demonstrates that your escrow arrangements comply with Rule 419(b)(i)(ii); therefore, we reissue the comment.

<u>The Company, page 4</u>

2.   Refer to prior comment 3. Your filed escrow agreement does not appear to address the concern raised in that comment as the agreement is not with an insured depositary institution; therefore, we reissue the comment.

3.   It remains unclear when Joshua Sisk's securities will be released from escrow given they do not appear to be deposited securities within the meaning of section 2 of the escrow agreement; therefore, we reissue prior comment 4.

4.   Refer to prior comment 6. You do not appear to have provided any reconciliation of the proposed sale of shares by Joshua Sisk with the restrictions on transfer set forth under paragraph ii in the deposit of securities provisions in section 2 of the escrow agreement filed as exhibit 99a; therefore, we reissue the comment.

5.   Please expand your response to prior comment 7 to address why you believe that Rule 419(b)(3)(i) does not apply to shares sold by a selling shareholder in a penny stock company. It is unclear how having the sole selling shareholder sell the shares rather than the Company would allow you to avoid the procedures mandated by Rule 419. Refer to Securities Act Rule Compliance & Disclosure Interpretation 616.02.

The Offering, page 5

6.   Refer to prior comment 8. It remains unclear how your discretion to extend the offer "up to a maximum" of 180 days as disclosed in the second paragraph on page 5 and the fourth paragraph on page 17 is consistent with your disclosure that you are limited to only one 180 day extension. It also remains unclear how either extension is consistent with Rule 10b-9. Please provide your analysis showing how you determined that your proposed extensions are consistent with Rule 10b-9 or revise for consistency, as requested in our prior comments.

Summary Financial Information, page 7

7.   We note your response to our prior comment 9. The $5,908 in general and administrative expenses presented here for the period from inception to June 30, 2010, does not agree with the $908 in general and administrative expenses presented in your income statement on page F-13, as it appears that you are including the $5,000 of professional fees in the general and administrative expenses. Please revise this table to present the amounts separately.

Risk Factors, page 9

No assurance shares will be sold…, page 12

8.   Refer to prior comment 11. The revised escrow agreement referenced in your response does not contain a provision that requires Joshua Sisk not to sell his shares for less than $0.02 per share. It also remains unclear what material risk you are disclosing in this risk factor; therefore, we reissue the comment.

Market Price, page 21

9.   We note your response to prior comment 12 regarding Rule 144, however it appears you have not made any revisions in your filing as you state in your response; therefore, we reissue the comment.

Exhibit 5.1

10.   It appears you did not file the revised opinion in response to prior comment 17. Please provide the revised opinion as requested.

Exhibit 16.1

11.   We note that revisions have been made as it relates to disclosures, which reference the Blackwing Group, LLC under the section "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" on page 25. In this regard, since revisions to this section have been made, which reference the Blackwing Group, LLC , please include in your filing a currently dated Exhibit 16 letter from the Blackwing Group, LLC.

Exhibit 23.1

12.   We note from Exhibit 23.1 that the consent does not indicate that the accounting firm is consenting to the use of its report, but rather it appears that it is consenting to the financial statements of OICco Acquisition I, Inc. Please have your auditors revise its accountants consent to clearly state that it consents to the use of its audit report included in this registration statement on Form S-1 relating to the financial statements for the period from the date of inception on July 24, 2009 to December 31, 2009. The way the consent is currently worded does not convey the required aforementioned statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the Company acknowledging that:

   ·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

Martin James
Acting Assistant Director